FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 November 2015
Exhibit No. 2	Disposal of a portfolio of Irish Real Estate Loans dated 07 December 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital changes - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 November 2015:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 November 2015
Ordinary shares of £1	11,576,744,174	4	46,306,976,696
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,577,644,174		46,310,576,696

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

Royal Bank of Scotland Group PLC
7 December 2015

Disposal of a portfolio of Irish Real Estate Loans

The Royal Bank of Scotland Group plc (RBS) announces today that its subsidiaries, Ulster Bank Ireland Limited (UBIL) and Ulster Bank Limited (UBL) have entered into an agreement to dispose of a portfolio of Irish real estate loans to a subsidiary of Cairn Homes plc and an affiliate of Lone Star Funds.

At completion, UBIL and UBL will receive cash consideration of approximately £360m* at current exchange rates. Completion is expected by the end of this year. The sale proceeds will be used for general corporate purposes.

The transaction, which represents RWA equivalent of c.£700m as at 31 December 2014, is part of the continued reduction of assets in RBS Capital Resolution and is in line with the bank's plan to strengthen its capital position and reduce higher risk exposures.

The carrying value of the loans as at 31 December 2014 was approximately £115m. The gross assets were approximately £1.63bn and the loans generated a loss of approximately £28m in the year to 31 December 2014. The transaction is expected to generate a gain compared to carrying value of approximately £245m after associated costs, which will be recognised in Q4 2015.

For further information:

Investors
Richard O'Connor
Head of Investor Relations
+44 (0) 207 672 1758

Media
RBS Press Office
+44 (0) 131 523 4205

Ulster Bank Media Relations
+353 (0) 1 884 7032

*           Under the terms of the sale agreement, further consideration will become payable where any of the subject assets are on-sold or otherwise transferred by the purchasers at or above certain agreed pricing thresholds within a specified period following completion.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of RBS and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about RBS or RBS management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. RBS' actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and RBS undertakes no obligation to update any of its forward looking statements.

Date: 31 December 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary